Exhibit 5.1

Lloyds Banking Group plc 25 Gresham Street London EC2V 7HN	CMS Cameron McKenna LLP Saltire Court 20 Castle Terrace Edinburgh EH1 2EN DX 553001 EDINBURGH LP 2 EDINBURGH 6 T +44 131 228 8000 F +44 131 228 8888 www.cms-cmck.com 27 October 2016

Your ref
Our ref - DOCS/EDN/LLO015.00032

Dear Sirs

We have acted as solicitors in Scotland for Lloyds Banking Group plc (the Company) in connection with its offer (the Exchange Offer) to exchange new 4.582% Subordinated Debt Securities due 2025 (the 2025 New Notes) for its currently outstanding 4.582% Subordinated Debt Securities due 2025 (the 2025 Old Notes) and 5.300% Subordinated Debt Securities due 2045 (the 2045 New Notes and, together with the 2025 New Notes, the New Notes) for its currently outstanding 5.300% Subordinated Debt Securities due 2045 (the 2045 Old Notes and, together with the 2025 Old Notes, the Old Notes). The New Notes are to be issued pursuant to a subordinated debt securities indenture dated as of 4 November 2014 (the Base Indenture), as supplemented by a fifth supplemental indenture to be dated as of the settlement date in respect of the Exchange Offer (the Fifth Supplemental Indenture) in respect of the New 2045 Notes and by a sixth supplemental indenture to be dated as of the settlement date in respect of the Exchange Offer in respect of the New 2025 Notes (the Sixth Supplemental Indenture and, together with the Fifth Supplemental Indenture, the Supplemental Indentures), each between the Company and The Bank of New York Mellon, London Branch as trustee (the Trustee) in respect of the New Notes (the Base Indenture and the Supplemental Indentures together, the Subordinated Indenture).

We, as your solicitors, have examined originals or copies, certified or otherwise identified to our satisfaction, of such documents, corporate records, certificates of public officials and other instruments as we have deemed necessary for the purposes of rendering this opinion. For the purposes of the opinion in the next paragraph, we have assumed (i) the genuineness of all signatures and seals, (ii) the conformity to original documents, and completeness, of all documents submitted to us as copies and the authenticity of the originals, and (iii) that all relevant resolutions of the directors of the Company were duly passed at properly convened meetings, and have not been amended or rescinded.

UK - 213099747.9

CMS Cameron McKenna LLP is a limited liability partnership registered in England and Wales with registration number OC310335. It is a body corporate which uses the word “partner” to refer to a member, or an employee or consultant with equivalent standing and qualifications. It is authorised and regulated by the Solicitors Regulation Authority of England and Wales with SRA number 423370. A list of members and their professional qualifications is open to inspection at the registered office, Cannon Place, 78 Cannon Street, London EC4N 6AF. Members are either solicitors or registered foreign lawyers. VAT registration number: 974 899 925. Further information about the firm can be found at www.cms-cmck.com

CMS Cameron McKenna LLP is a member of CMS Legal Services EEIG (CMS EEIG), a European Economic Interest Grouping that coordinates an organisation of independent law firms. CMS EEIG provides no client services. Such services are solely provided by CMS EEIG’s member firms in their respective jurisdictions. CMS EEIG and each of its member firms are separate and legally distinct entities, and no such entity has any authority to bind any other. CMS EEIG and each member firm are liable only for their own acts or omissions and not those of each other. The brand name “CMS” and the term “firm” are used to refer to some or all of the member firms or their offices. Further information can be found at www.cmslegal.com

Notice: the firm does not accept service by e-mail of court proceedings, other processes or formal notices of any kind without specific prior written agreement.

On the basis of the foregoing, we advise you that, in our opinion, (i) the Company is validly existing as a corporation under the laws of Scotland, (ii) the Company has corporate power to enter into the Subordinated Indenture and perform its obligations under the Subordinated Indenture and the New Notes, (iii) the Company has taken all necessary corporate action to authorise its execution, delivery and performance of the Subordinated Indenture and the New Notes, and (iv) when the New Notes have been executed and authenticated in accordance with the provisions of the Subordinated Indenture and issued and delivered in exchange for the Old Notes pursuant to the Exchange Offer, the New Notes will constitute valid and binding obligations of the Company, enforceable against the Company in accordance with their terms, subject to applicable bankruptcy, insolvency and similar laws affecting creditors’ rights generally (including the Banking Act 2009 and any secondary legislation, instruments or orders made, or which may be made, under it) and equitable principles of general applicability.

The foregoing opinion is limited to the laws of Scotland. We have made no investigation of the laws of any jurisdiction other than Scotland and neither express nor imply any opinion as to any other laws and in particular the laws of the State of New York and the laws of the United States of America and our opinion is subject to such laws including the matters stated in the opinion of Davis Polk & Wardwell London LLP, dated as of 7 October 2016. Subject to the exceptions specified in Section 5.05 of the Supplemental Indentures, the laws of the State of New York are the chosen governing law of the New Notes, and we have assumed that the New Notes (other than the terms governed by Scots law in accordance with those exceptions) constitute valid, binding and enforceable obligations of the Company, enforceable against the Company in accordance with their terms, under such laws.

In connection with the opinion expressed above, we have also assumed that, at and prior to the time of the delivery of any New Notes, (i) the Trustee has, and will have, full power, authority and legal right to enter into and perform its obligations under the Subordinated Indenture, (ii) the Company shall remain validly existing as a corporation under the laws of Scotland, and (iii) there shall not have occurred any change in law affecting the validity or enforceability of the New Notes. We have also assumed that the execution, issue, delivery and performance of the New Notes (a) require no action by or in respect of, or filing with, any governmental body, agency or official, and (b) do not contravene, or constitute a default under, any provision of applicable law or regulation or any judgment, interdict, injunction, order or decree or any agreement or other instrument binding upon the Company.

We hereby consent to the use of our name under the caption “Validity of Securities” in the Prospectus dated 7 October 2016 forming a part of the Registration Statement on Form F-4 (the Registration Statement) filed with the United States Securities and Exchange Commission under the United States Securities Act of 1933, as amended (the Securities Act) in connection with the Exchange Offer, and to the filing, as an exhibit to the Registration Statement, of this opinion. In giving this consent, we do not admit that we are in the category of persons whose consent is required under Section 7 of the Securities Act.

Yours faithfully,

/s/ D. Cumming

For and on behalf of CMS Cameron McKenna LLP